As filed with the Securities and Exchange Commission on May 16, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vishay Intertechnology, Inc.
 (Name of subject company (issuer))

Vishay Intertechnology, Inc.
 (Offeror)

(Names of filing persons (identifying status as offeror, issuer or other person))

Liquid Yield Option™ Notes Due 2021 (Zero Coupon-Subordinated)
 (Title of class of securities)

928298AD0
 (CUSIP numbers of class of securities)

Richard N. Grubb	With copy to:
Chief Financial Officer	Abbe L. Dienstag, Esq.
Vishay Intertechnology, Inc.	Kramer Levin Naftalis & Frankel LLP
63 Lincoln Highway	1177 Avenue of the Americas
Malvern, Pennsylvania 19355-2143	New York, New York 10036
(610) 644-1300	(212) 715-9100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introduction

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Vishay Intertechnology, Inc. a Delaware corporation, with the Securities and Exchange Commission on May 3, 2006, and amended on May 9, 2006.  The Schedule TO relates to the option of the holders of Vishay’s Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) (“LYONs”) to require Vishay to purchase their LYONs on the purchase date of June 4, 2006.  The option is exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the Company Notice dated May 3, 2006, the LYONs and the related offer materials, copies of which are incorporated by reference as exhibits to the Schedule TO. The option will expire at 5:00 p.m., New York City time, on June 2, 2006, the business day prior to the purchase date and will not be extended. The LYONs were issued pursuant to an indenture, dated as of June 4, 2001, between Vishay and The Bank of New York, as trustee.

Items 1 through 6.

Not applicable

Item 7.  Source and Amount of Funds or Other Consideration

The information under the heading “Description of the Option” beginning on page 8 of the Company Notice dated May 3, 2006 is amended and supplemented with the following additional information:

Source of Funds

The aggregate purchase price for all outstanding LYONs is approximately $138 million. The amount of cash on-hand in the United States on the purchase date is expected to be adequate to fund the purchase price for all outstanding LYONs.

If adequate cash is not on-hand in the United States on the purchase date, we will borrow under our revolving credit facility. The amount available under the revolving credit facility is $200 million.  No amounts have been outstanding under the revolving credit facility since August 2005.  Any funds borrowed for this purpose under the revolving credit facility will be repaid in the ordinary course of business as funds become available.

The revolving credit facility expires in May 2007.  The lenders are a consortium of banks, with Comerica Bank serving as administrative agent.  Interest on the revolving credit facility is payable at prime or other variable interest rate options. Vishay is required to pay facility commitment fees.

Borrowings under the revolving credit facility are secured by pledges of stock in certain significant subsidiaries and certain guarantees by significant subsidiaries. The subsidiaries would be required to perform under the guarantees in the event that Vishay Intertechnology, Inc. (parent company) failed to make principal or interest payments under the revolving credit facility.  Certain of our subsidiaries are permitted to borrow under the revolving credit facility.  Any borrowings by these subsidiaries under the revolving credit facility are guaranteed by the parent company.

The revolving credit facility restricts us from paying cash dividends and requires us to comply with other covenants, including the maintenance of specific financial ratios.  We are in compliance with all such covenants.

Items 8 through 13.

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2006

VISHAY INTERTECHNOLOGY, INC

By:	/s/ Richard N. Grubb

Name:	Richard N. Grubb
Title:	Executive Vice President, Treasurer and
Chief Financial Officer